Exhibit 99.1

SAVE THE DATE:

NOVAGOLD Second Quarter 2013 Results Release, Conference Call and Webcast

June 20, 2013 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) will release its second quarter financial results after market close July 10, 2013. The conference call and webcast, to discuss these results, will take place July 11, 2013 at 8:00 am PDT (11:00 am EDT). The webcast and conference call-in details are provided below.

Webcast:	www.novagold.com
North American callers:	1-866-730-5771
International callers:	1-857-350-1595
Participant Passcode:	36065060

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 32163508. For a transcript of the call please email info@novagold.com.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227